April 15, 2005


      Mail Stop 0409

Mr. Don Axent
President
Tao Minerals Ltd.
80 S Court Street
Thunder Bay, Ontario
Canada P7B 2X4


Re:	Tao Minerals Ltd.
      Form SB-2 filed March 24, 2005
      File No. 333-123560

Dear Mr. Axent:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General Comments
1. We note your use of the term "Company" throughout the prospectus.
Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.
2. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

3. Please note that the words "development" and "production" have very specific meanings under Industry Guide 7(a)(4). They reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals.
If you do not have any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace them, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7. We note that you state that you are a "development stage company" which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, mineral exploration companies may not call themselves "development stage companies." See http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) titled "Issues in the Extractive Industry."

Registration Cover Page
4. We note that you have calculated the registration fee based on Rule 457(c). In light of the fact that there is no market for you shares, this reliance appears to be inappropriate. Please revise or advise.

Prospectus Cover Page
5. Please update the page number reference to the risk factors section.
Summary, page 4
6. Please balance your disclosure here by prominently disclosing at the beginning of this section that your auditors have expressed a going concern opinion.
7. Please revise, here and on page 9, to clarify how the selling stockholders received their shares.








Risk Factors, page 5

General
8. We note that your incorporation status in Nevada is currently listed as "in default." Refer to https://esos.state.nv.us/SOSServices/AnonymousAccess/CorpSearch/Co rpS earch.aspx. Please discuss in the risk factor and business description how you are in default. For example, please disclose whether you owe annual fees or are required to provide updated management information to the state of Nevada.
9. Please add a risk factor clearly explaining how the loss of Mr. Axent or other key executives would affect your company. For example, please elaborate on the risk posed by losing their knowledge and business contacts. This discussion should discuss the lack of employment agreements with your executives.

10. Please add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.

11. Please note that unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use.
Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL, page 5
12. Please indicate the cash available to the company as of the most recent practicable date.






BECAUSE OF THE SPECULATIVE NATURE OF EXPLORATION OF MINING
PROPERTIES, THERE IS A SUBSTANTIAL RISK THAT OUR BUSINESS WILL
FAIL,
page 6

13. On page 4, you note that your "objective is to conduct mineral exploration activities on the Whale Mine property in order to assess whether it possesses economic reserves of silver and zinc." However, in this section you note that "the likelihood of [your] mineral claims containing economic mineralization or reserves of copper is extremely remote." Please advise us as to the reason for the discrepancy between these two disclosures or revise as necessary

BECAUSE OUR DIRECTORS OWN 56.9% OF OUR OUTSTANDING COMMON STOCK,
THEY
COULD MAKE AND CONTROL..., page 8

14. Please revise to separately identify the directors and the individual ownership percentages.

IF A MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP, SHAREHOLDERS
MAY
BE UNABLE TO SELL THEIR SHARES, page 8.
15. You state that you "currently plan to have a market maker apply for listing of [your] common stock on the Over the Counter
Bulletin
Board." Please note that shares are not listed on the OTCCB; they are quoted. Please revise as necessary.


Plan of Distribution, page 13
16. Please revise to describe the types of transactions by which the selling stockholders may sell their common stock. Refer to Item 508(c) of Regulation S-K.
17. Please revise to include a discussion on Regulation M. This discussion should include disclosure that each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of your common stock by the selling stockholders.







Interest of Named Experts and Counsel, page 18
18. You note that "[n]o expert or counsel named in this prospectus
....had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant." Please supplementally confirm that no expert or counsel received any interest valued at over $50,000. Refer to Item 509 of Regulation S-
B.

Description of Business, page 19

General

19. Please discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy.
Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.
20. Please supplementally inform us if you have a website, and if you do, tell us the address of the website. Also, if you have a website please consider disclosing the address of your website in this section. Refer to Item 101(c)(3) of Regulation S-B.
21. Please revise to include a discussion on the competitive business conditions. This disclosure should include your expected methods of competition. Refer to Item 101(b)(4) of Regulation S-B.

In General, page 19
22. On page 20, you state that you "entered into a Purchase and Sale
Agreement with Multimetal Mining Corp...whereby it agreed to sell us a 100% undivided right, title and interest in two mineral claims, known as the Whale Mine claims. However, in this section you state that you only have "an option to acquire a 100% interest in 2 mineral claims collectively known as the Whale Mine property." Please advise us as to the reason for this discrepancy or revise as necessary. Refer to Guide 7(b)(2).










Description, Location and Access, page 20
23. Please insert a small-scale map (similar to Exhibit 99.1) showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8090.

24. For your property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* Provide a clear statement that the property is without known reserves.
	Refer to Industry Guide 7 (b)(1)-(5) for specific guidance.

Title to the Whale Mine Property, page 20
25. Please disclose the nature of your ownership or interest in the property. You state that the "claims are registered in the name of
Multimetal Mining Corp. and are in good standing until October 22, 2005." Please revise to discuss what happens to the claims on October 22, 2005. Also, please supplementally explain why the claims are not registered in your name and explain whether Multimetal Mining
Corp retains any right to the claims.

26. Please disclose:
* Any other underlying agreements or interests in the property.
* Indicate whether the mining claims are State or Federal claims.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres. Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.


27. Please expand your disclosure about your exploration plans for your property.
* Disclose a brief geological justification for your exploration projects written in non-technical language.
* Disclose how the exploration program will be funded.
* Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Exploration History, page 20
28. Please provide supplemental support for your statement that between 1912 and 1943, a recorded 339,727 pounds of zinc, 40,642 pounds of lead and 202 ounces of silver were recovered from the property.
29. We note that you state: "[i]n 1991, the property was explored by various geophysical surveys which indicated potential for extensions of existing zinc and silver mineralization zones." Please supplementally provide us with copies of these geophysical surveys highlighting the sections that discuss the zinc and silver zones.

Proposed Budget, page 22
30. Please revise to include a narrative that describes your proposed budget. Please revise to include compliance and environmental costs in your proposed budget.

Research and Development Expenditures, page 23
31. Please revise to quantify the amount spent on research and development.

Plan of Operations, page 24

32. Please revise to describe the specific steps, timetables and milestones for exploration over the next 12 months.

Results of Operations, page 24
33. Please describe the professional fees and exploration costs and expenses.









Market for Common Equity and Related Stockholder Matters

Rule 144 Shares, page 25

34. For ease of investor understanding, please revise to include a table showing the dates when all of your common shares outstanding immediately prior to the offering may be resold. For example, the table should classify the outstanding shares based on the first date on which those shares will become eligible for resale under Rule
144
or any other applicable resale exemptions.

Financial Statements

Balance Sheet, page F-2

35. Please clarify for us how you applied EITF 04-02 in determining that the acquired mineral interest is an intangible asset rather than a tangible asset to be included with any fixed assets and accounted for as such in the future.


Statement of Operations, page F-3

36. We note a material gain from the translation of foreign currency of $2,031. Please provide us with information on the event that gave rise to the gain and how SFAS 52 was applied.

Statement of Cash Flows, page F-5

37. We note that Cash Used in Investing activities includes the purchase of mining property for $3,000. Please confirm the acquisition was regarding the acquisition of mineral rights rather than real property and revise the description in the Statement of Cash Flows accordingly.

Notes to Financial Statements, page F-6

38. Please revise to include greater detail related to the acquisition of the mineral rights on the Whale Mine property to include purchase price, date of acquisition, what was acquired and material commitments associated with the acquisition such as future royalty payments, if any.







Part II

Recent Sales of Unregistered Securities, page 30
39. On page F-7, you note that during 2004 the Company issued 6,760,000 shares of common stock to its founder for cash of $6,760.
However, in this section you note that you completed an offering of
6,760,000 shares of your common stock to a total of nine purchasers on November 22, 2004. Please advise us to the reason for the discrepancy or revise as necessary.

Exhibits, page 32
40. Please remove the technical report attached as an exhibit. Industry Guide 7 specifically prohibits attaching technical studies to registration statements.
41. Please revise the Exhibit Index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601 of Regulation S-B.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jamie Webster, Accountant, at (202) 824-5574 or
Dan Gordon, Accounting Branch Chief, at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
942-
2811 or the undersigned at (202) 942-2987 with any other questions.

Sincerely,



Peggy Kim
Senior Counsel

cc:	Greg Jaclin, Esq. (via facsimile)

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Tao Minerals Ltd.
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